The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, Pricing Supplement dated May 8, 2007
PROSPECTUS Dated January 25, 2006	Pricing Supplement No. 282 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-131266
Dated January 25, 2006	Dated May 8, 2007
Rule 424(b)(2)
$

GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Fixed Rate Notes

PLUS due August 29, 2008
Mandatorily Exchangeable for an Amount Payable in U.S. Dollars
Based on the Performance of a Basket Composed of
the AMEX China IndexSM and Three Precious Metal Commodities
Performance Leveraged Upside SecuritiesSM (“PLUSSM”)
Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. Instead, at maturity you will receive for each $10 stated principal amount of PLUS that you hold an amount in cash based upon the performance, as determined at maturity, of a weighted basket composed of the AMEX China IndexSM, which we refer to as the index, and three physical metal commodities (gold, silver and platinum), each of which we refer to as a basket commodity, and together with the index, each of which we refer to as a basket component.
The stated principal amount of each PLUS is $10.
We will not pay interest on the PLUS.
At maturity, you will receive an amount per PLUS based on the performance of the basket as measured by the basket performance factor.
If the basket performance factor is greater than 0%, you will receive for each $10 stated principal amount of PLUS that you hold a payment at maturity equal to $10 plus the leveraged upside payment, subject to the maximum payment at maturity. The leveraged upside payment will equal the product of (i) $10, (ii) the basket performance factor and (iii) 130%, which we refer to as the leverage factor.
> The maximum payment at maturity is expected to be $11.90 to $12.30, and will be determined on the day we price the PLUS for initial sale to the public, which we refer to as the pricing date.
If the basket performance factor is less than or equal to 0%, you will receive for each $10 stated principal amount of PLUS that you hold a payment at maturity equal to the product of (i) $10 and (ii) 1 plus the basket performance factor, which will be an amount that is less than or equal to the $10 stated principal amount of the PLUS, and which could be significantly less than $10.
The basket performance factor will equal the sum of (i) the index performance value, (ii) the gold performance value, (iii) the silver performance value and (iv) the platinum performance value, each as measured over the applicable trading days for such basket component in the period beginning on and including July 20, 2008 and ending on and including August 20, 2008, which we refer to as the averaging period.
The performance value for each basket component will equal (i) the percentage change in the basket component’s final average value from such basket component’s initial value, whether positive or negative, times (ii) the basket weighting for such basket component, as set forth in this pricing supplement.
> The initial value for each basket component will equal (x) in the case of the index, the closing value of the index on the pricing date and (y) in the case of gold, silver and platinum, the relevant price on the commodity business day immediately following the pricing date.
Gold Price: The official afternoon gold fixing price per troy ounce.
Silver Price: The official silver fixing price per troy ounce.
Platinum Price: The official afternoon platinum fixing price per troy ounce.
> The final average value for each basket component will equal (i) in the case of the index, the arithmetic average of the daily closing values of the index over the averaging period and (ii) in the case of gold, silver and platinum, the arithmetic average of the relevant price over the averaging period, each as calculated on the final averaging date.
Investing in the PLUS is not equivalent to investing in the basket or the basket components.
The PLUS will not be listed on any securities exchange.
The CUSIP number for the PLUS is 61747S389.
You should read the more detailed description of the PLUS in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of PLUS.”
The PLUS are riskier than ordinary debt securities. See “Risk Factors” beginning on PS-8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $10 PER PLUS

	Price to Public	Agent’s Commissions	Proceeds to Company

Per PLUS	$10.00	$0.15	$9.85
Total	$	$	$

MORGAN STANLEY

     For a description of certain restrictions on offers, sales and deliveries of the PLUS and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the PLUS, see the section of this pricing supplement called “Description of PLUS–Supplemental Information Concerning Plan of Distribution.”

     No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

     The PLUS have not been and will not be registered with the Comissão de Calores Mobiliários (The Brazilian Securities Commission). The PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

     The PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

     No action has been taken to permit an offering of the PLUS to the public in Hong Kong as the PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

     The PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

     The Agent and each dealer represent and agree that they will not offer or sell the PLUS nor make the PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the PLUS, whether directly or indirectly, to persons in Singapore other than:

     (a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

     (b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

     (c) a person who acquires the PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

     (d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

     The following summary describes the PLUSSM we are offering to you in general terms only. You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors.”

     The PLUS offered are medium-term debt securities of Morgan Stanley. The return on the PLUS at maturity is based on the performance, as determined at maturity, of a weighted basket composed of the AMEX China IndexSM, which we refer to as the index, and three physical precious metal commodities (gold, silver and platinum), each of which we refer to as a basket commodity, and together with the index, each of which we refer to as a basket component.

     “Performance Leveraged Upside Securities” and “PLUS” are our service marks.

     “AMEX China IndexSM” is a service mark of the AMEX and has been licensed for use by Morgan Stanley.

Each PLUS costs $10

We, Morgan Stanley, are offering Performance Leveraged Upside SecuritiesSM due August 29, 2008, Mandatorily Exchangeable for an Amount Payable in U.S. Dollars Based on the Performance of a Basket Composed of the AMEX China IndexSM and Three Precious Metal Commodities, which we refer to as the PLUS. The stated principal amount and issue price of each PLUS is $10.

The original issue price of the PLUS includes the agent’s commissions paid with respect to the PLUS and the cost of hedging our obligations under the PLUS. The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions. The fact that the original issue price of the PLUS includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the PLUS. See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of PLUS—Use of Proceeds and Hedging.”

No guaranteed return of principal; no interest

Unlike ordinary debt securities, the PLUS do not pay interest and do not guarantee any return of principal at maturity. If the basket performance factor is less than 0%, we will pay to you an amount in cash per PLUS that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the basket. The basket performance factor is the sum of the performance values of each of the basket components, which may be positive or negative, as measured over the applicable trading days for such component in the period beginning on and including July 20, 2008 to and including August 20, 2008, which we refer to as the averaging period. See “Description of PLUS—Averaging Period” and “—Averaging Dates and Determination of Closing Values.” The scheduled final averaging date may be postponed in the event of a market disruption event as described in “Description of PLUS—Averaging Dates and Determination of Closing Values.”

The basket

We have designed the PLUS to provide investors with exposure to the index and to a group of three precious metal commodities. The following table sets forth the basket components, the initial value of the index and each basket commodity and the percentage weighting of each basket component within the basket:

Basket Component	Initial Value	Percentage Weight of Basket Value

AMEX China IndexSM (“index”)		50.000%
Gold		20.000%
Silver		15.000%
Platinum		15.000%

Payment at maturity based on the performance of the basket

At maturity, you will receive for each $10 stated principal amount of PLUS that you hold an amount in cash based upon the performance of the weighted basket, as measured by the basket performance factor. The basket performance factor will equal the sum of the basket components’ performance values, whether positive or negative. The payment at maturity will be determined on the final averaging date as follows:

•	If the basket performance factor is greater than 0%, you will receive for each $10 stated principal amount of PLUS that you hold a payment at maturity equal to:
$10 + the leveraged upside payment,

subject to a maximum payment at maturity of $11.90 to $12.30, or 119% to 123% of the stated principal amount,

where,

leveraged upside payment	=	($10 x basket performance factor x leverage factor)

and

basket performance factor	=	the sum of (i) the index performance value, (ii) the gold performance value, (iii) the silver performance value and (iv) the platinum performance value,

and

leverage factor = 130%

and where

		Basket Component Performance Value		Basket Weighting

index performance	=	final average index value – initial index value	x	.50
value		initial index value

gold performance	=	final average gold value – initial gold value	x	.20
value		initial gold value

silver performance	=	final average silver value – initial silver value	x	.15
value		initial silver value

platinum	=	final average platinum value – initial platinum value	x	.15
performance value		initial platinum value

The performance value for each basket component will equal the percentage change, whether positive or negative, in the final average value for such basket component from its respective initial value times the basket weighting for such basket component.

The initial value for each basket component will equal (i) in the case of the index, the closing value of the index on the pricing date and (ii) in the case of gold, silver and platinum, the relevant price on the commodity business day immediately following the pricing date. The relevant price for gold, silver and platinum is as follows:

•	Gold: The official afternoon gold fixing price in U.S. dollars per troy ounce quoted by the London Bullion Market Association (the “LBMA”).

•	Silver: The official silver fixing price in U.S. cents per troy ounce quoted by the LBMA.

•	Platinum: The official afternoon platinum fixing price in U.S. dollars per troy ounce quoted by the London Platinum and Palladium Market (the “LPPM”).

The final average values for the basket components will be measured during the averaging period on each applicable trading day and determined on the final averaging date and will equal:

(i)	in the case of the index, the arithmetic average of the closing values of the index on each index business day during the averaging period on which no applicable market disruption event occurs; and
(ii)	in the case of gold, silver and platinum, the arithmetic average of the relevant prices on each commodity business day during the averaging period on which no applicable market disruption event occurs with respect to that basket commodity.

Because the performance of the basket components may not be highly correlated, negative or insufficient performance values by any one or more of the basket components could wholly offset positive performance values by other basket components.

•	If the basket performance factor is less than or equal to 0%, you will receive for each $10 stated principal amount of PLUS that you hold a payment at maturity equal to:

$10 x one plus the basket performance factor

Because the basket performance factor will be less than or equal to 0%, this payment will be less than or equal to $10.

On PS-7, we have provided a graph titled “Hypothetical Payouts on the PLUS at Maturity,” which illustrates the performance of the PLUS at maturity assuming a range of hypothetical basket performance factors. The graph does not show every situation that may occur.

You can review a table of the historical values and related graphs of each of the basket components for each calendar quarter in the period from January 1, 2002 (except in the case of the index which commenced trading on March 21, 2003) through May 4, 2007, and a graph of the historical performance of the basket for the period from March 21, 2003 to May 4, 2007 (assuming that each of the basket components is weighted in the basket as described above) in this pricing supplement under “Description of PLUS—Historical Information” and “—Historical Graph.”

You cannot predict the future performance of the basket components or of the basket as a whole, or whether increases in the value of any of the basket components will be offset by decreases in the value of other basket components, based on their historical performance.

Investing in the PLUS is not equivalent to investing in the basket or any of the basket components.

You may revoke your offer to purchase the PLUS prior to our acceptance

We are using this pricing supplement to solicit from you an offer to purchase the PLUS. You may revoke your offer to purchase the PLUS at any time prior to the time at which we accept such offer by notifying the relevant agent. We reserve the right to change the terms of, or reject any offer to purchase, the PLUS prior to their issuance. In the event of any material changes to the terms of the PLUS, we will notify you.

MS & Co. will be the Calculation Agent

We have appointed our affiliate, Morgan Stanley & Co. Incorporated or its successors, which we refer to as MS & Co., to act as calculation agent for The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.), the trustee for our senior notes. As calculation agent, MS & Co. will determine the initial value for each basket component, the value of each basket component on each averaging date and whether a market disruption event has occurred and calculate the final average values for each basket component, the basket performance factor and the payment to you at maturity, and, under certain circumstances, the closing values of the basket components.

Where you can find more information on the PLUS

The PLUS are senior notes issued as part of our Series F medium-term note program. You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated January 25, 2006 and prospectus dated January 25, 2006. We describe the basic features of this type of note in the sections of the prospectus supplement called “Description of Notes” and in the section of the prospectus called “Description of Securities.”

Because this is a summary, it does not contain all of the information that may be important to you. For a detailed description of the terms of the PLUS, you should read the “Description of PLUS” section in this pricing supplement. You should also read about some of the risks involved in investing in PLUS in the section called “Risk Factors.” The tax treatment of investments in equity- linked notes such as these may differ from that of investments in ordinary debt securities or common stock. See the section of this pricing supplement called “Description of PLUS—United States Federal Income Taxation.” We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the PLUS.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE PLUS AT MATURITY

     For each PLUS, the following graph illustrates the payout on the PLUS at maturity for a range of hypothetical percentage changes in the basket performance factor. The PLUS Zone illustrates the leveraging effect of the leverage factor taking into account the maximum payment at maturity. The graph is based on the following terms:

Stated Principal Amount per PLUS:	$10.00

Leverage Factor:	130%

and on the following hypothetical term:

Maximum Payment at Maturity:	$12.10 (121% of the Stated Principal Amount)

     Where the basket performance factor is greater than 0%, the payouts on the PLUS at maturity reflected in the graph below are equal to $10 plus the leveraged upside payment subject to the maximum payment at maturity. Where the basket performance factor is less than or equal to 0%, the payouts on the PLUS at maturity reflected in the graph below are equal to $10 multiplied by 1 plus the basket performance factor and are consequently amounts less than or equal to the $10 stated principal amount of each PLUS.

     Because you will not receive more than the maximum payment at maturity, in the hypothetical example below you will realize the maximum leveraged upside payment with a basket performance factor of approximately 16.16% . In addition, in the hypothetical example below, you will not share in the performance of the basket above a 21% increase. The graph does not show every situation that may occur.

RISK FACTORS

     The PLUS are not secured debt, are riskier than ordinary debt securities and, unlike ordinary debt securities, the PLUS do not pay interest or guarantee any return of principal at maturity. The return investors realize on the PLUS is limited by the maximum payment at maturity. This section describes the most significant risks relating to the PLUS. You should carefully consider whether the PLUS are suited to your particular circumstances before you decide to purchase them.

PLUS do not pay interest or guarantee return of principal

The terms of the PLUS differ from those of ordinary debt securities in that we will not pay you interest on the PLUS or guarantee to pay you the stated principal amount of the PLUS at maturity. Instead, at maturity you will receive for each $10 stated principal amount of PLUS that you hold an amount in cash based upon the basket performance factor, which is equal to the sum of the performance values of each of the basket components. If the basket performance factor is greater than 0%, you will receive an amount in cash equal to $10 plus the leveraged upside payment, subject to a maximum total payment at maturity, which is expected to be $11.90 to $12.30, or 119% to 123% of the stated principal amount. If the basket performance factor is exactly 0%, you will receive $10. If the basket performance factor is less than 0%, you will receive an amount in cash at maturity that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the basket. See “Hypothetical Payouts on the PLUS at Maturity” on PS–7.

Your appreciation potential is limited

The appreciation potential of the PLUS is limited by the maximum payment at maturity of $11.90 to $12.30, or 119% to 123% of the stated principal amount. As a result, you will not receive the benefit of any basket performance factor which is above 19% to 23%. In addition, because you will not receive more than the maximum payment at maturity, the effect of the leveraged upside payment will be reduced as the basket performance factor exceeds approximately 14.62% to 17.70%. See “Hypothetical Payouts on the PLUS at Maturity” on PS–7.

The PLUS will not be listed

The PLUS will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the PLUS. MS & Co. currently intends to act as a market maker for the PLUS but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the PLUS easily. Because we do not expect that other market makers will participate significantly in the secondary market for the PLUS, the price at which you may be able to trade your PLUS is likely to depend on the price, if any, at which MS & Co. is willing to transact. If at any time MS & Co. were to cease acting as a market maker, it is likely that there would be no secondary market for the PLUS.

Market price of the PLUS may be influenced by many unpredictable factors

Several factors, many of which are beyond our control, will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including:

•	the value and/or the forward price of each of the basket components at any time and, in particular, during the averaging period,

•	the volatility (frequency and magnitude of changes in value) of each of the basket components,

•	trends of supply and demand for each of the basket commodities,

•	interest and yield rates in the market,

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the basket components or stock and commodities markets generally and which may affect the final average values of the basket components,

•	the time remaining until the PLUS mature, and

•	our creditworthiness.

Some or all of these factors will influence the price that you will receive if you sell your PLUS prior to maturity. For example, you may have to sell your PLUS at a substantial discount from the stated principal amount if the values of the basket components at the time of sale are at or below their initial values or if market interest rates rise. You cannot predict the future performance of any of the basket components based on their historical performance. The basket performance factor may be negative so that you will receive at maturity an amount that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the basket performance factor. In addition, there can be no assurance that the basket performance factor will increase so that you will receive at maturity an amount in excess of the stated principal amount of the PLUS.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices

Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging our obligations under the PLUS. In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Adjustments to the index could adversely affect the value of the PLUS

The American Stock Exchange LLC, or AMEX, is responsible for calculating and maintaining the index. The AMEX can add, delete or substitute the stocks underlying the index or make other methodological changes that could change the value of the index. Any of these actions could adversely affect the value of the PLUS.

The AMEX may discontinue or suspend calculation or publication of the index at any time. In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index. MS & Co. could have an economic interest that is different than that of investors in the PLUS insofar as, for example, MS & Co. is not precluded from considering indices that are calculated and published by MS & Co. or any of its affiliates. If MS & Co. determines that there is no appropriate successor index, at maturity the payout on the PLUS will be an amount based on the closing prices at maturity of the stocks underlying the index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for calculating the index last in effect prior to discontinuance of the index.

Prices for the basket commodities may change unpredictably and affect the value of the PLUS in unforeseeable ways

Prices for the basket commodities are affected by a variety of factors, including changes in supply and demand relationships, governmental programs and policies, national and international political and economic events, wars and acts of terror, changes in interest and exchange rates, trading activities in commodities and related contracts, weather, and agricultural, trade fiscal, monetary and exchange control policies. The price volatility of each basket commodity also affects the value of the futures and forward contracts related to that basket commodity and therefore its price at any such time. These factors may affect the prices for the basket commodities and the value of your PLUS in varying ways and may cause the prices of the basket commodities to move in inconsistent directions and at inconsistent rates.

Commodities prices are volatile and are affected by numerous factors specific to each market

The prices of gold, silver and platinum are primarily affected by the global demand for and supply for such metals, but are also influenced significantly from time to time by speculative actions and by currency exchange rates. Demand for metals is significantly influenced by the level of global industrial economic activity. An additional, but highly volatile, component of demand is adjustments to inventory in response to changes in economic activity and/or pricing levels. There may be substitutes for various metals, including those within the basket, in various applications. Their availability and price will also affect demand for the basket commodities. Specific factors that may affect each basket commodity are discussed below:

Gold

The market for gold bullion is global, and gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors, including macroeconomic factors such as the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official governmental sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market.

Silver

Silver prices can fluctuate widely and may be affected by numerous factors. These include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time-to-time, above-ground inventories of silver may also influence the market. The major end-uses for silver include industrial applications, photography, jewelry and silverware.

Platinum

Platinum prices are primarily responsive to global supply and demand. However, since the platinum supply is very limited, any disruptions in platinum supply tend to have an exaggerated effect on the price of platinum. Key factors that may influence prices are the policies in or political stability of the most important producing countries, in particular, the Russian Federation and South Africa (which together account for over 90% of production), the size and availability of the Russian platinum stockpiles, as well as the economic situation of the main consuming countries. Platinum is used in a variety of industries and the automotive industry. Demand for platinum from the automotive industry, which uses platinum as a catalytic converter, accounts for approximately 80% of the industrial use of platinum. Platinum is also used in the chemical industry, the electronics industry and the dental industry. The primary non-industrial use of platinum is jewelry, which accounts for approximately 40% of the overall demand for platinum.

Changes in the value of one or more of the basket components may offset each other

Value movements in the basket components may not correlate with each other. At a time when the value of one basket component increases, the value of the other basket components may not increase as much, or may even decline in value. Therefore, in calculating the basket components’ performance values and the basket performance factor on the final averaging date, increases in the value of one basket component may be moderated, or wholly offset, by lesser increases or declines in the value of other basket components. Furthermore, the basket is not equally weighted among the basket components. Significant decreases in the value of a more heavily weighted basket component could moderate or wholly offset increases in the values of the less heavily weighted basket components.

You can review a table of the historical values and related graphs of each of the basket components for each calendar quarter in the period from January 1, 2002 (except in the case of the index which commenced trading on March 21, 2003) through May 4, 2007, and a graph of the historical performance of the basket for the period from March 21, 2003 to May 4, 2007 (assuming that each of the basket components is weighted in the basket as described above) in this pricing supplement under “Description of PLUS—Historical Information” and “—Historical Graph.” You cannot predict the future performance of any of the basket components or of the basket as a whole, or whether increases in the value of any of the basket components will be offset by decreases in the value of other basket components, based on historical performance. In addition, there can be no assurance that the basket performance factor will be greater than 0% so that you will receive at maturity an amount in excess of the stated principal amount of the PLUS. Nor can there be any assurance that the basket performance factor will be greater than 19% to 23%, in which case you will only receive the maximum payment at maturity. You will not receive the benefit of any basket performance factor which is greater than 19% to 23%. If the basket performance factor is less than 0%, you will receive at maturity an amount that is less than the amount of your original investment in the PLUS, and which could be significantly less.

Suspension or disruptions of market trading in the basket commodities and related futures markets may adversely affect the value of the PLUS	The commodities markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the prices of the basket commodities and, therefore, the value of the PLUS.

There are risks relating to trading of commodities on the London Bullion Market Association and the London Platinum and Palladium Market

Of the three basket commodities, gold and silver are traded on the LBMA, and platinum is traded on the LPPM. The closing prices of the basket commodities will be determined by reference to the fixing prices reported by the LBMA (in the case of gold and silver) and the LPPM (in the case of platinum). The LBMA is a self-regulatory association of bullion market participants. Although all market- making members of the LBMA are supervised by the Bank of England and are required to satisfy a capital adequacy test, the LBMA itself is not a regulated entity. Like the LBMA, the LPPM is a self-regulatory association of bullion market participants that is not a regulated entity. If the LBMA or the LPPM should cease operations, or if bullion trading should become subject to a value added tax or other tax or any other form of regulation currently not in place, the role of LBMA price fixings as a global benchmark for the value of gold and silver and the LPPM price fixings for the value of platinum may be adversely affected. Each of the LBMA and the LPPM is a principals’ market which operates in a manner more closely analogous to over-the-counter physical commodity markets than regulated futures markets, and certain features of U.S. futures contracts are not present in the context of LBMA or LPPM trading. For example, there are no daily price limits on the LBMA or the LPPM, which would otherwise restrict fluctuations in the prices of LBMA or LPPM contracts. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

The PLUS are subject to currency exchange rate risk

The AMEX China IndexSM is a modified equal weighted index composed of selected U.S. publicly traded stocks and American Depositary Receipts, or ADRs, of companies with significant exposure to the Chinese economy. As the value of the component stocks and ADRs are expressed in U.S. dollars, fluctuations in the exchange rate between the Chinese renminbi and the U.S. dollar could affect the values of the component stocks and ADRs and, consequently, the performance of the index. As a result, holders of the PLUS will be exposed to currency exchange rate risk with respect to the Chinese renminbi. If, for instance, the U.S. dollar strengthens against the Chinese renminbi, the index will be adversely affected and the payment at maturity of the PLUS may be reduced.

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests

The economic interests of the calculation agent and other of our affiliates are potentially adverse to your interests as an investor in the PLUS.

As calculation agent, MS & Co. will determine the initial value and final average value of each basket component, the performance values of each basket component and the basket performance factor and calculate the amount of cash, if any, you will receive at maturity. Determinations made by MS & Co., in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of any closing value in the event of a market disruption event, may affect the payout to you at maturity. See the sections of this pricing supplement called “Description of PLUS—Market Disruption Event” and “—Discontinuance of the Index; Alteration of Method of Calculation.”

The original issue price of the PLUS includes the agent’s commissions and certain costs of hedging our obligations under the PLUS. The subsidiaries through which we hedge our obligations under the PLUS expect to make a profit. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected.

Investing in the PLUS is not equivalent to investing in the basket components

As a holder of the PLUS, you will not have rights that holders of the basket commodities or exchange-traded or over-the-counter instruments related to the basket commodities may have. Furthermore, investing in the PLUS is not equivalent to investing in the index or its component stocks. As an investor in the PLUS, you will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

Hedging and trading activity by the calculation agent and its affiliates could potentially affect the value of the PLUS

MS & Co. and other affiliates of ours will carry out hedging activities related to the PLUS (and to other instruments linked to the index or its component stocks or to the basket commodities), including trading in the stocks underlying the index as well as in other instruments related to the index and futures and options contracts on the basket commodities as well as other instruments related to the basket commodities. MS & Co. and some of our other subsidiaries also trade the stocks underlying the index, other financial instruments related to the index, the basket commodities, and other instruments related to the basket commodities on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the day we price the PLUS for initial sale to the public could potentially increase the initial values of the basket components and, therefore, the values at which the basket components must close during the averaging period before you receive a payment at maturity that exceeds the stated principal amount of the PLUS. Additionally, such hedging or trading activities during the term of the PLUS could potentially affect the values of the basket components during the averaging period and, accordingly, the amount of cash you will receive at maturity.

Although the U.S. federal income tax consequences of an investment in the PLUS are uncertain, the PLUS generally should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes

You should also consider the U.S. federal income tax consequences of investing in the PLUS. Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of investing in the PLUS supersede the discussions contained in the accompanying prospectus supplement. Subject to the discussion under “United States Federal Taxation” in this pricing supplement, the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the PLUS, the timing and character of income on the PLUS might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of investing in the PLUS.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the PLUS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF PLUS

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement. The term “PLUS” refers to each $10 stated principal amount of our PLUS due August 29, 2008, Mandatorily Exchangeable for an Amount Payable in U.S. Dollars Based on the Performance of a Basket Composed of the AMEX China IndexSM and Three Precious Metal Commodities. In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$

Original Issue Date (Settlement Date)	May , 2007

Maturity Date	August 29, 2008

Issue Price	$10 per PLUS

Denominations	$10 and integral multiples thereof

CUSIP Number	61747S389

Interest Rate	None

Specified Currency	U.S. dollars

Basket	The Basket consists of the following Basket Components weighted at their respective Basket Weightings as set forth in the following table:

Basket Components	Basket Weighting

AMEX China IndexSM (“Index”)	50.000%
Gold	20.000%
Silver	15.000%
Platinum	15.000%

Basket Commodity	Any of the following Basket Components: Gold, Silver and Platinum.

Payment at Maturity	At maturity, upon delivery of the PLUS to the Trustee, we will pay with respect to the $10 stated principal amount of each PLUS an amount in cash equal to (i) if the Basket Performance Factor is greater than 0% the lesser of (a) $10 plus the Leveraged Upside Payment and (b) the Maximum Payment at Maturity, or (ii) if the Basket Performance Factor is less than or equal to 0%, $10 times 1 plus the Basket Performance Factor.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered with respect to the $10 stated principal amount of each PLUS, on or prior to 10:30 a.m. on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due with respect to the PLUS to the Trustee for delivery to DTC, as holder of the PLUS, on the Maturity Date. We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book Entry Note or Certificated Note” below, and see “The Depositary” in the accompanying prospectus supplement.

Leveraged Upside Payment	The product of (i) $10 and (ii) the Basket Performance Factor and (iii) the Leverage Factor.

Leverage Factor	130%

Maximum Payment at Maturity	$11.90 to $12.30. The Maximum Payment at Maturity will be determined on the day we price the PLUS for initial sale to the public (the “Pricing Date”).

Basket Performance Factor	The Basket Performance Factor is a percentage that is the sum of the Performance Values for each of the Basket Components. The Basket Performance Factor is described by the following formula:

Index Performance Value + Gold Performance Value + Silver Performance Value + Platinum Performance Value

In certain circumstances, the Basket Performance Factor will be based on an alternate calculations of the Final Average Values for the Basket Components, as described under “—Fallback Reference Dealer Determination” and “—Discontinuance of the Index; Alteration of Method of Calculation.”

Index Performance Value

The Index Performance Value is (i) a fraction, the numerator of which will be the Final Average Index Value minus the Initial Index Value and the denominator of which will be the Initial Index Value, times (ii) the Index Basket Weighting. The Index Performance Value is described by the following formula, and will be determined on the applicable final Averaging Date:

(Final Average Index Value - Initial Index Value)
	x	.50
Initial Index Value

Initial Index Value	, the Index Closing Value on the day we price the PLUS for initial sale to the public.

Final Average Index Value

The arithmetic average of the Index Closing Values or the closing values for any Successor Index (as defined under “— Discontinuance of the Index; Alteration of Method of Calculation” below) on each of the Averaging Dates, as calculated by the Calculation Agent on the applicable final Averaging Date, subject to the occurrence of a Market Disruption Event as described below in “—Averaging Dates and Determination of Closing Values.” In certain circumstances, such closing values will be based on the alternate calculation of the Index described under “—Discontinuance of the Index; Alteration of Method of Calculation.”

Index Closing Value	The closing value of the Index or any Successor Index published at the regular weekday close of trading on any Index Business Day, as published on the Bloomberg page “CZH,” or any successor page, or the Bloomberg page or successor page for any Successor Index.

Gold Performance Value

The Gold Performance Value is (i) a fraction, the numerator of which will be the Final Average Gold Value minus the Initial Gold Value and the denominator of which will be the Initial Gold Value, times (ii) the Gold Basket Weighting. The Gold Performance Value is described by the following formula, and will be determined on the applicable final Averaging Date:

(Final Average Gold Value - Initial Gold Value)
	x	.20
Initial Gold Value

Initial Gold Value	, the Gold Price on the Commodity Business Day immediately following the Pricing Date.

Final Average Gold Value

The arithmetic average of the Gold Prices on each of the Averaging Dates, as calculated by the Calculation Agent on the applicable final Averaging Date, subject to the occurrence of a Market Disruption Event as described below in “—Averaging Dates and Determination of Closing Values.”

Gold Price	The official afternoon Gold fixing price in U.S. dollars per troy ounce quoted by the London Bullion Market Association (the “LBMA”).

Silver Performance Value

The Silver Performance Value is (i) a fraction, the numerator of which will be the Final Average Silver Value minus the Initial Silver Value and the denominator of which will be the Initial Silver Value, times (ii) the Silver Basket Weighting. The Silver Performance Value is described by the following formula, and will be determined on the applicable final Averaging Date:

(Final Average Silver Value - Initial Silver Value)
	x	.15
Initial Silver Value

Initial Silver Value	, the Silver Price on the Commodity Business Day immediately following the Pricing Date.

Final Average Silver Value	The arithmetic average of the Silver Prices on each of the Averaging Dates, as calculated by the Calculation Agent on the applicable final Averaging Date, subject to the occurrence of a Market Disruption Event as described below in “—Averaging Dates and Determination of Closing Values.”

Silver Price	The official Silver fixing price in U.S. cents per troy ounce quoted by the LBMA.

Platinum Performance Value	The Platinum Performance Value is (i) a fraction, the numerator of which will be the Final Average Platinum Value minus the Initial Platinum Value and the denominator of which will be the Initial Platinum Value, times (ii) the Platinum Basket Weighting. The Platinum Performance Value is described by the following formula, and will be determined on the final applicable Averaging Date:

(Final Average Platinum Value - Initial Platinum Value)
	x	.15
Initial Platinum Value

Initial Platinum Value	, the Platinum Price on the Commodity Business Day immediately following the Pricing Date.

Final Average Platinum Value

The arithmetic average of the Platinum Prices on each of the Averaging Dates, as calculated by the Calculation Agent on the applicable final Averaging Date, subject to the occurrence of a Market Disruption Event as described below in “—Averaging Dates and Determination of Closing Values.”

Platinum Price	The official afternoon Platinum fixing price in U.S. dollars per troy ounce quoted by the London Platinum and Palladium Market (the “LPPM”).

Relevant Exchange

Relevant Exchange means:

(a) with respect to the Index, the primary exchange(s) or market(s) of trading for (i) any security then included in the Index, or any successor index, and (ii) any futures or options contracts related to the Index or to any security then included in the Index; and

(b) with respect to a Basket Commodity, the LBMA (in the case of Gold and Silver) or the LPPM (in the case of Platinum) or, if the LBMA or the LPPM is no longer the principal exchange or trading market for such Basket Commodity, such exchange or principal trading market for such Basket Commodity which serves as the source of prices for such Basket Commodity and any principal exchanges where options or futures contracts on such commodities are traded.

If any initial value as finally determined by the Relevant Exchange differs from any initial value specified in the final pricing supplement, we will include the definitive initial value in an amended pricing supplement.

Closing Values

The Index Closing Value, the Gold Price, the Silver Price and the Platinum Price, each as determined on any Averaging Date.

If the Closing Value on any Averaging Date as finally determined by the Relevant Exchange differs from any Closing Value initially published by such Relevant Exchange, we will base our determinations on the Closing Value as finally determined by the Relevant Exchange.

Averaging Dates and
Determination of Closing Values

With respect to each Basket Component separately, the Averaging Dates will be each of the applicable Component Trading Days during the Averaging Period; provided that, if a Market Disruption Event occurs with respect to a Basket Component on any Averaging Date with respect to such Basket Component (a “Component Disrupted Date”), then no Closing Value with respect to such Basket Component shall be determined for such date and the Calculation Agent will instead determine the Closing Value for such Component Disrupted Date on the next succeeding

Averaging Date for such Basket Component on which no Market Disruption Event occurs.

However, in the case of the Index, if five successive Component Disrupted Dates occur, the Calculation Agent will determine the Index Closing Value for each of those five Component Disrupted Dates on the next succeeding Component Trading Day notwithstanding the occurrence of a Market Disruption Event on such Component Trading Day. If the Calculation Agent must determine an Index Closing Value on a Component Trading Day notwithstanding the occurrence of a Market Disruption Event, it shall do so in accordance with the third paragraph of “— Discontinuance of the Index; Alteration of Method of Calculation” below, and such Index Closing Value as so determined shall be the Index Closing Value for the purposes of each of the five preceding Component Disrupted Dates and the Component Trading Day on which the determination occurs.

Furthermore, in the case of the Basket Commodities, if three successive Component Disrupted Dates occur, the Calculation Agent will determine the Closing Value of the relevant Basket Commodity for each of those three Component Disrupted Dates on the next succeeding Component Trading Day notwithstanding the occurrence of a Market Disruption Event on such Component Trading Day. If the Calculation Agent must determine a Closing Value for a Basket Commodity on a Component Trading Day notwithstanding the occurrence of a Market Disruption Event, it shall do so in accordance with “—Fallback Reference Dealer Determination” below, and such Closing Value for the relevant Basket Commodity as so determined shall be the Closing Value for such Basket Commodity for the purposes of each of the three preceding Component Disrupted Dates and the Component Trading Day on which the determination occurs.

If the scheduled final Averaging Date is a Component Disrupted Date (and is not otherwise a day on which the Calculation Agent must determine a Closing Value in accordance with the previous paragraph) the final Averaging Date will be postponed until the next Component Trading Day on which no Market Disruption Event occurs; provided that the final Averaging Date will not be postponed (i) in the case of the Index, more than five Component Trading Days from the last Averaging Date on which no Market Disruption Event occurred and (ii) in the case of the Basket Commodities, more than three Component Trading Days from the last Averaging Date on which no Market Disruption Event occurred. On such postponed final Averaging Date, the Calculation Agent will determine the Closing Value for the final Averaging Date and any Component Disrupted Dates which successively and immediately preceded the scheduled final Averaging Date. If a Market Disruption Event occurs on the postponed final Averaging Date, the Calculation Agent will determine the Closing Value in accordance with the third paragraph of “—Discontinuance of the Index; Alteration of Method of Calculation” below, in the case of the Index, and in accordance with “—Fallback Reference Dealer Determination” below, in the case of the Basket Commodities.

Averaging Period	The period beginning on and including July 20, 2008 to and including August 20, 2008.

Component Trading Day	In the case of (i) the Index, each Index Business Day and (ii) in the case of Gold, Silver and Platinum, each Commodity Business Day.

Index Business Day

A day, as determined by the Calculation Agent, on which trading is generally conducted on the Relevant Exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Commodity Business Day

In respect of each Basket Component (other than the Index), a day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange for such Basket Component is open for trading during its regular trading session, notwithstanding any such Relevant Exchange closing prior to its scheduled closing time.

Fallback Reference Dealer Determination

The Calculation Agent will determine the relevant Basket Commodity Closing Value by requesting the principal office of each of the four leading dealers in the relevant Basket Commodity market, selected by the Calculation Agent, to provide a quotation for the relevant Basket Commodity Closing Value. If at least three such quotations are provided as requested, the relevant Basket Commodity Closing Value shall be the arithmetic mean of such quotations. If fewer than three quotations are provided as requested, the relevant Basket Commodity Closing Value shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant. If any relevant Basket Commodity Closing Value is modified so that such Closing Value is a fraction of what it would have been if it had not been modified (e.g., if the per unit closing price is adjusted to account for a different per unit size), then the Calculation Agent will adjust such Closing Value in order to arrive at a Closing Value as if it had not been modified (e.g., as if such unit size had not changed).

Market Disruption Event	Market Disruption Event means: (a) with respect to the Index:

(i) the occurrence or existence of a suspension, absence or material limitation of trading of securities then constituting 20 percent or more of the level of the Index (or the Successor Index) on the Relevant Exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such Relevant Exchange; or a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for securities then constituting 20 percent or more of the level of the Index (or the Successor Index) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or the suspension, material limitation or absence of trading on any major securities market for trading in futures or options contracts or exchange traded funds related to the Index (or the Successor Index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market, in each case as determined by the Calculation Agent in its sole discretion; and

(ii) a determination by the Calculation Agent in its sole discretion that any event described in clause (a)(i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the PLUS; and

(b) with respect to any Basket Commodity:

(i) any of Price Source Disruption, Trading Disruption, Disappearance of Basket Commodity Reference Price, Material Change in Formula, Material Change in Content and Tax Disruption; and

(ii) a determination by the Calculation Agent in its sole discretion that any event described in clause (b)(i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to the PLUS.

For the purpose of determining whether a Market Disruption Event exists with respect to the Index at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index shall be based on a comparison of (x) the portion of the value of the Index attributable to that security relative to (y) the overall value of the Index, in each case immediately before that suspension or limitation.

For the purpose of determining whether a Market Disruption Event with respect to the Index has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund will not constitute a Market Disruption Event, (3) limitations pursuant to the rules of any Relevant Exchange similar to NYSE Rule 80A (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80A as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading, (4) a suspension of trading in futures or options contracts on the Index by the primary securities market trading in such contracts by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the Index and (5) a “suspension, absence or material limitation of trading” on any Relevant Exchange or on the primary market on which futures or options contracts related to the Index are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Book Entry Note or Certificated Note

Book Entry. The PLUS will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC. DTC’s nominee will be the only registered holder of the PLUS. Your beneficial interest in the PLUS will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC. In this pricing supplement, all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the PLUS, for distribution to participants in accordance with DTC’s procedures. For more information regarding DTC and book entry notes, please read “The Depositary” in the accompanying prospectus supplement and “Form of Securities— Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note Trustee	Senior The Bank of New York, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A.)

Agent Calculation Agent

MS & Co.

MS & Co.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity, if any, will be rounded to the nearest one billionth, with five ten- billionths rounded upward (e.g., .8765432105 would be rounded to .876543211); all dollar amounts related to determination of the amount of cash payable per PLUS will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of PLUS will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our subsidiary, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the PLUS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the initial values, final average values and performance values of the basket components, the basket performance factor and the Payment at Maturity, or whether a Market Disruption Event has occurred. See “—Market Disruption Event” and “—Adjustments to the Exchange Ratios” below. MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Price Source Disruption

Price Source Disruption means either (i) the failure of the Relevant Exchange to announce or publish the Gold Price, Silver Price or Platinum Price, as applicable or (ii) the temporary or permanent discontinuance or unavailability of the Gold Price, Silver Price or Platinum Price, as applicable.

Trading Disruption

Trading Disruption means the material suspension of, or material limitation imposed on, trading in a Basket Commodity or futures contracts related to such Basket Commodity on the Relevant Exchange for such Basket Commodity.

Disappearance of Basket Commodity
Reference Price

Disappearance of Basket Commodity Reference Price means either (i) the permanent discontinuance of trading, in a Basket Commodity or futures contracts related to such Basket Commodity on the Relevant Exchange for such Basket Commodity or (ii) the disappearance of, or of trading in, the relevant Basket Commodity.

Material Change in Formula	Material Change in Formula means the occurrence since the Pricing Date of a material change in the formula for or the method of calculating the price of any Basket Commodity.

Material Change in Content	Material Change in Content means the occurrence since the Pricing Date of a material change in the content, composition or constitution of any Basket Commodity.

Tax Disruption

Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, a Basket Commodity (other than a tax on, or measured by reference to overall gross or net income) by any government or taxation authority after the date of this pricing supplement, if the direct effect of such imposition, change or removal is to raise or lower the price on any day that would otherwise be an Averaging Date from what it would have been without that imposition, change or removal.

Discontinuance of the Index;
Alteration of Method of Calculation

If American Stock Exchange LLC (the “AMEX”) discontinues publication of the Index and the AMEX or another entity (including MS & Co.) publishes a successor or substitute index that MS & Co., as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Closing Value will be determined by reference to the published value of such Successor Index at the regular weekday close of trading on the day that any Index Closing Value is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the PLUS, within three Business Days of such selection. We expect that such notice will be passed on to you, as a beneficial owner of the PLUS, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the AMEX discontinues publication of the Index prior to, and such discontinuance is continuing on, during the Averaging Period or the date of acceleration and MS & Co., as the Calculation Agent, determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Index Closing Value for such date. The Index Closing Value will be computed by the Calculation Agent in accordance with the formula for calculating the Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the Relevant Exchange on such date of each security most recently constituting the Index without any rebalancing or substitution of such securities following such discontinuance. Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the PLUS.

If at any time the method of calculating the Index or a Successor Index, or the value thereof, is changed in a material respect, or if the Index or a Successor Index is in any other way modified so that such index does not, in the opinion of MS & Co., as the Calculation Agent, fairly represent the value of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in New York City on each date on which the Index Closing Value is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Index Closing Value with reference to the Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent will adjust such index in order to arrive at a value of the Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Alternate Exchange Calculation
in Case of an Event of Default

In case an event of default with respect to the PLUS shall have occurred and be continuing, the amount declared due and payable per PLUS upon any acceleration of the PLUS (an “Event of Default Acceleration”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated as though the Closing Values of the Basket Components for any Averaging Date(s) scheduled to occur on or after such date of acceleration were the Closing Values of the Basket Components on the date of acceleration.

If the maturity of the PLUS is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the cash amount due with respect to the PLUS as promptly as possible and in no event later than two Business Days after the date of acceleration.

The Index

We have derived all information contained in this pricing supplement regarding the AMEX China IndexSM (CZH) (the “Index”), including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by the AMEX. The Index was developed by the AMEX and is calculated, maintained and published by the AMEX. We make no representation or warranty as to the accuracy or completeness of such information.

The Index is a modified equal weighted index composed of selected U.S. publicly traded stocks and American Depositary Receipts, or ADRs, of companies with significant exposure to the Chinese economy. The Index divisor was initially determined to yield a benchmark value of 100.00 at the close of trading on December 19, 2003. The Index is calculated and maintained by the AMEX. Similar to other stock indices calculated by the AMEX, the value of the Index will be disseminated every 15 seconds over the Consolidated Tape Association’s Network B between the hours of approximately 9:30 a.m. and 4:15 p.m.

The following is a list of companies currently included in the Index as of May 4, 2007, their approximate weightings in the Index as of such date and their trading symbols:

Company	Ticker	Weight

Petrochina Co Ltd ADR	PTR	15.33%
China Mobile Ltd ADS	CHL	14.40%
China Petroleum & Chemical	SNP	9.52%
Corp ADS
Cnooc Ltd ADS	CEO	8.95%
China Telecom Corp Ltd ADS	CHA	8.92%
China Unicom Ltd ADS	CHU	7.58%
Huaneng Power International Inc	HNP	7.02%
ADS
Shanda Interactive	SNDA	6.85%

Entertainment Ltd ADS
Sina Corp/China	SINA	6.18%
Netease.com Inc ADS	NTES	5.86%
China Yuchai International Ltd.	CYD	2.36%
Sohu.com Inc.	SOHU	2.02%
CDC Corp.	CHINA	1.72%
Nam Tai Electronics Inc.	NTE	1.70%
Utstarcom Inc.	UTSI	1.58%

Eligibility Criteria for Index Components

The Index includes companies whose business is focused in the People’s Republic of China and are listed for trading on the New York Stock Exchange, American Stock Exchange, or the NASDAQ Stock Market. To be included in the Index companies must have a market capitalization greater than $75 million and have at least 1,000,000 traded volume over each of the last six months.

Index Calculation

The Index is calculated using a modified equal weight methodology. Each security is placed in to one of three tiers, top five and bottom five by market capitalization and those securities that are between the top and bottom. The top five securities are weighted such that the two with the largest market capitalization are set to fifteen percent (15%) and the next three are set to nine percent (9%), representing a combined fifty-seven percent (57%) of the Index. The bottom five securities are equally weighted to represent ten percent (10%) of the Index or two percent each (2%). The securities not in the top five or bottom five are equally weighted to represent thirty-three percent (33%) of the Index.

Quarterly Updates to the Index

Changes to the Index compositions and/or the component share weights in the Index typically take effect after the close of trading on third Friday of each calendar quarter month in connection with the quarterly index rebalance. At the time of the Index quarterly rebalance, the weights for the components stocks (taking into account expected component changes and share adjustments), are modified in accordance with the following procedures. The Index is reviewed quarterly to ensure that at least 90% of the Index weight is accounted for by components that continue to represent the universe of stocks that meet the initial Index requirements. The AMEX may at any time and from time to time change the number of stocks comprising the group by adding or deleting one or more stocks, or replace one or more stocks contained in the group with one or more substitute stocks of its choice, if in the Exchange’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the index to which the group relates. In conjunction with the quarterly review, the share weights used in the calculation of the Index are determined based upon current shares outstanding modified, if necessary, to provide greater Index diversification, as described in the Index Calculation section above. The Index components and their share weights are determined on the Wednesday prior to the third Friday of March, June, September, and December. The share weight of each component stock in the Index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the Index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews.

Maintenance of the Index

In the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. The AMEX may substitute stocks or change the number of stocks included in the index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the Index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re- capitalization, or other corporate actions affecting a component stock of the Index; the Index divisor may be adjusted to ensure that there are no changes to the Index level as a result of non- market forces.

In this pricing supplement, unless the context requires otherwise, references to the Index will include any Successor Index and references to the AMEX will include any successor to the AMEX.

Historical Information

The following tables set forth the published high, low and end of quarter closing prices for each of the Basket Components for each calendar quarter from January 1, 2002 (except in the case of the Index which commenced trading on March 21, 2003) to May 4, 2007. The graphs following each Basket Component’s table set forth the historical performance of each respective Basket Component for the same period. The closing value for the Index, and the closing prices for Gold, Silver and Platinum, on May 4, 2007 were 160.75, $688.80, 1,340.00 U.S. cents and $1,311.00, respectively. We obtained the information in the tables and graphs from Bloomberg Financial Markets, without independent verification. The historical prices and historical performance of the Basket Components should not be taken as an indication of future performance. We cannot give you any assurance that the Basket Performance Factor at maturity will be greater than zero so that you will receive a payment in excess of the stated principal amount of the PLUS. Because your return is linked to the performance of the Basket at maturity, there is no guaranteed return of principal.

If the Basket Performance Factor at maturity is less than 0%, you will lose money on your investment.

The AMEX China IndexSM (CZH)
Historical High, Low and Period End Closing Values
March 21, 2003 through May 4, 2007

	High	Low	Period End

2003
First Quarter (from March 21,
2003)	35.5700	31.4500	32.8100
Second Quarter	73.2400	33.1700	71.2700
Third Quarter	94.0700	72.9500	85.1700
Fourth Quarter	107.0100	85.7900	107.0100
2004
First Quarter	117.8800	99.1200	101.5000
Second Quarter	105.3500	82.2300	96.0500
Third Quarter	94.8700	83.0500	94.8500
Fourth Quarter	105.1500	92.0100	100.7700
2005
First Quarter	103.0500	91.1900	97.4700
Second Quarter	102.1300	92.5800	101.3100
Third Quarter	118.5300	101.7600	115.8800
Fourth Quarter	115.9700	101.8300	106.2200
2006
First Quarter	122.7300	108.1300	122.7300
Second Quarter	134.1200	107.4400	122.3200
Third Quarter	126.5600	116.4400	125.0100
Fourth Quarter	162.8100	124.5300	162.7200
2007
First Quarter	166.7200	144.9200	157.9400
Second Quarter (through May
4, 2007)	166.2300	158.8000	164.3500

Gold
Historical High, Low and Period End Closing Prices
January 1, 2002 through May 4, 2007

	High	Low	Period End

2002
First Quarter	304.3000	277.7500	301.4000
Second Quarter	327.0500	297.7500	318.5000
Third Quarter	326.3000	302.2500	323.7000
Fourth Quarter	349.3000	310.7500	347.2000
2003
First Quarter	382.1000	329.4500	334.8500
Second Quarter	371.4000	319.9000	346.0000
Third Quarter	390.7000	342.5000	388.0000
Fourth Quarter	416.2500	370.2500	416.2500
2004
First Quarter	425.5000	390.5000	423.7000
Second Quarter	427.2500	375.0000	395.8000
Third Quarter	415.6500	387.3000	415.6500
Fourth Quarter	454.2000	411.2500	435.6000
2005
First Quarter	443.7000	411.1000	427.5000
Second Quarter	440.5500	414.4500	437.1000
Third Quarter	473.2500	418.3500	473.2500
Fourth Quarter	536.5000	456.5000	513.0000
2006
First Quarter	584.0000	524.7500	582.0000
Second Quarter	725.0000	567.0000	613.5000
Third Quarter	663.2500	573.6000	599.2500
Fourth Quarter	648.7500	560.7500	632.0000
2007
First Quarter	685.7500	608.4000	661.7500
Second Quarter (through
May 4, 2007)	691.4000	658.2500	688.8000

Silver
Historical High, Low and Period End Closing Prices
January 1, 2002 through May 4, 2007

	High	Low	Period End

2002
First Quarter	484.5000	423.5000	467.5000
Second Quarter	505.0000	444.5000	487.0000
Third Quarter	509.7500	442.0000	453.2500
Fourth Quarter	474.2500	429.5000	466.5000
2003
First Quarter	492.7500	437.7500	446.0000
Second Quarter	486.5000	437.0000	450.5000
Third Quarter	531.7500	455.5000	511.5000
Fourth Quarter	596.5000	481.5000	596.5000
2004
First Quarter	782.5000	597.5000	782.5000
Second Quarter	829.0000	549.5000	591.0000
Third Quarter	682.0000	587.5000	666.5000
Fourth Quarter	804.0000	668.5000	681.5000
2005
First Quarter	757.0000	639.0000	718.7500
Second Quarter	753.0000	685.0000	710.0000
Third Quarter	753.0000	674.0000	753.0000
Fourth Quarter	922.5000	734.5000	883.0000
2006
First Quarter	1175.5000	883.0000	1175.5000
Second Quarter	1494.0000	972.0000	1070.0000
Third Quarter	1315.0000	1052.0000	1155.0000
Fourth Quarter	1405.0000	1082.5000	1290.0000
2007
First Quarter	1458.0000	1221.0000	1335.0000
Second Quarter (through
May 4, 2007)	1409.0000	1318.0000	1340.0000

Platinum
Historical High, Low and Period End Closing Prices
January 1, 2002 through May 4, 2007

	High	Low	Period End

2002
First Quarter	524.0000	453.0000	516.0000
Second Quarter	565.0000	519.5000	545.0000
Third Quarter	574.0000	520.0000	563.0000
Fourth Quarter	607.0000	557.0000	598.0000
2003
First Quarter	704.0000	603.0000	642.0000
Second Quarter	685.0000	603.0000	667.0000
Third Quarter	714.0000	665.0000	710.0000
Fourth Quarter	840.0000	710.0000	813.0000
2004
First Quarter	917.0000	815.5000	903.0000
Second Quarter	936.0000	767.0000	793.0000
Third Quarter	885.0000	776.0000	854.0000
Fourth Quarter	884.0000	821.5000	859.0000
2005
First Quarter	883.0000	844.0000	864.0000
Second Quarter	897.0000	853.0000	884.0000
Third Quarter	930.0000	860.0000	929.0000
Fourth Quarter	1012.0000	914.0000	965.0000
2006
First Quarter	1084.0000	982.0000	1076.0000
Second Quarter	1331.0000	1070.0000	1226.0000
Third Quarter	1268.0000	1127.0000	1140.0000
Fourth Quarter	1355.0000	1053.0000	1118.0000
2007
First Quarter	1248.0000	1118.0000	1244.0000
Second Quarter (through
May 4, 2007)	1321.0000	1235.0000	1311.0000

Historical Graph

The following graph sets forth the historical performance of the Basket (assuming that each of the Basket Components is weighted as described in “—Basket” above at May 4, 2007). The graph covers the period from March 21, 2003 through May 4, 2007 and illustrates the effect of the offset and/or correlation among the Basket Components during such period. The graph does not attempt to show your expected return on an investment in the PLUS. The historical performance of the Basket and the Basket Components should not be taken as an indication of their future performance.

Use of Proceeds and Hedging

The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the PLUS. The original issue price of the PLUS includes the Agent’s Commissions (as shown on the cover page of this pricing supplement) paid with respect to the PLUS and the cost of hedging our obligations under the PLUS. The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions. Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Commodity Business Day immediately following the Pricing Date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the PLUS by taking positions in stocks underlying the Index and in the Basket Commodities, in futures or options contracts on the Index or any Component Stocks and the Basket Commodities listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging. Such purchase activity could potentially increase the values of the Basket Components, and, therefore, increase the values at which the Index and the Basket

Commodities must close on the Averaging Dates before you will receive at maturity a payment that exceeds the stated principal amount of the PLUS. In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the PLUS by purchasing and selling the stocks underlying the Index, the Basket Commodities, futures or options contracts on the stocks underlying the Index and/or Basket Commodities listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such securities or instruments on the Averaging Dates. We cannot give any assurance that our hedging activities will not affect the value of the Basket Components and, therefore, adversely affect the value of the PLUS or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution

Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of PLUS set forth on the cover of this pricing supplement. The Agent proposes initially to offer the PLUS directly to the public at the public offering price set forth on the cover page of this pricing supplement. The Agent may allow a concession not in excess of $0.15 per PLUS to other dealers, which may include Morgan Stanley & Co. International plc and Bank Morgan Stanley AG; provided that, concessions allowed to dealers in connection with the offering may be reclaimed by the Agent if, within 30 days of the offering, the Agent repurchases the PLUS distributed by such dealers.

We expect to deliver the PLUS against payment therefor in New York, New York on May , 2007, which will be the scheduled Business Day following the date of this pricing supplement and of the pricing of the PLUS. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade PLUS on the date of pricing or on or prior to the third Business Day prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the PLUS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the PLUS. Specifically, the Agent may sell more PLUS than it is obligated to purchase in connection with the offering, creating a naked short position in the PLUS, for its own account. The Agent must close out any naked short position by purchasing the PLUS in the open market. A naked short position is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the PLUS in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the Agent may bid for, and purchase, PLUS or its component stocks in the open market to stabilize the price of the PLUS. Any of these activities may raise or maintain the market price of the PLUS above independent market levels or prevent or retard a decline in the market price of the PLUS. The Agent is not required to engage in these activities, and may end any of these activities at any time. An affiliate of the Agent has entered into a hedging transaction with us in connection with this offering of PLUS. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the PLUS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required. No offers, sales or deliveries of the PLUS, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the PLUS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the PLUS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the PLUS or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the PLUS under the laws and regulations in force in each non- U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the PLUS. We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The PLUS have not been and will not be registered with the Comissão de Calores Mobiliários (The Brazilian Securities Commission). The PLUS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The PLUS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile. No offer, sales or deliveries of the PLUS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from

Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the PLUS to the public in Hong Kong as the PLUS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the PLUS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the PLUS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The PLUS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico. This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the PLUS nor make the PLUS the subject of an invitation for subscription or purchase, nor will they circulate or distribute the pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the PLUS, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c) a person who acquires the PLUS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

License Agreement between AMEX and
Morgan Stanley

The AMEX and Morgan Stanley have entered into a non- exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Index, which is owned and published by the AMEX, in connection with securities, including the PLUS.

The license agreement between the AMEX and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

The PLUS are not sponsored, endorsed, sold or promoted by the AMEX (including its affiliates) (The AMEX, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the PLUS. The Corporations make no representation or warranty, express or implied, to the holders of the PLUS or any member of the public regarding the advisability of investing in securities generally or in the PLUS particularly, or the ability of the AMEX China IndexSM to track performance of companies with significant exposure to the Chinese economy. The Corporations’ only relationship to us (the “Licensee”) is in the licensing of the AMEX China IndexSM service marks and certain trade names of the Corporations and the use of the AMEX China IndexSM which is determined, composed and calculated by the AMEX without regard to the Licensee or the PLUS. The AMEX has no obligation to take the needs of the Licensee or the owners of the PLUS into consideration in determining, composing or calculating the AMEX China IndexSM . The Corporations are not responsible for and have not participated in the determination of the timing, prices, or quantities of the PLUS to be issued or in the determination or calculation of the equation by which the PLUS are to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the PLUS.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE AMEX CHINA INDEXSM OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE PLUS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE AMEX CHINA INDEXSM OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE AMEX CHINA INDEXSM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE,

INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“AMEX China IndexSM ” is a service mark of AMEX and has been licensed for use by Morgan Stanley. The PLUS have not been passed on by the Corporations as to their legality or suitability. The PLUS are not issued, endorsed, sold or promoted by the Corporations. THE CORPORATIONS MAKE NO WARRANTIES AND BEAR NO LIABILITY WITH RESPECT TO THE PLUS.

ERISA Matters for Pension Plans
and Insurance Companies

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the PLUS. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co. may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the PLUS are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the PLUS are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the PLUS. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) provides an exemption for the purchase and sale of securities and related lending transactions, provided that neither the issuer of the securities nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more than “adequate consideration” (to be defined in regulations to be issued by the Secretary of the Department of Labor) in connection with the transaction (the so- called “service provider” exemption).

Because we may be considered a party in interest with respect to many Plans, the PLUS may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the PLUS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the PLUS that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such PLUS on behalf of or with “plan assets” of any Plan, or with any assets of a governmental or church plan that is subject to any federal, state or local law that is substantially similar to the provisions of Section 406 of ERISA of Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental or church plan, any substantially similar federal, state or local law).

Under ERISA, assets of a Plan may include assets of certain commingled vehicles and entities in which the Plan has invested (including, in certain cases, the general account of an insurance company). Accordingly, commingled vehicles and entities which include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non- exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the PLUS on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under any available exemptions, such as PTCEs 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

Purchasers of the PLUS have exclusive responsibility for ensuring that their purchase, holding and disposition of the PLUS do not violate the prohibited transaction rules of ERISA or the Code or similar regulations applicable to governmental or church plans, as described above. The sale of any PLUS to any Plan investor is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plan investors generally or any particular Plan investor, or that such an investment is appropriate for Plan investors generally or any particular Plan investor.

United States Federal Taxation

Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the PLUS issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the PLUS. This discussion only applies to initial investors in the PLUS who:

• purchase the PLUS at their “issue price”; and

• will hold the PLUS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a particular holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

• certain financial institutions;
• insurance companies;
• dealers in securities, commodities, or foreign currencies;
• investors holding the PLUS as part of a hedging transaction, “straddle,” conversion transaction, or integrated transaction or who hold the PLUS as part of a constructive sale transaction;
• U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;
• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
• regulated investment companies;
• real estate investment trusts;
• tax exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively;
• persons subject to the alternative minimum tax;
• nonresident alien individuals who have lost their U.S. citizenship or who have ceased to be taxed as U.S. resident aliens; or
• Non-U.S. Holders, as defined below, for whom income or gain in respect of the PLUS is effectively connected with the conduct of a trade or business in the United States.

As the law applicable to the U.S. federal income taxation of instruments such as the PLUS is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein. Persons considering the purchase of the PLUS are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

The PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes. Due to the absence of statutory, judicial or administrative authorities that directly address the characterization or treatment of the PLUS or instruments that are similar to the PLUS for U.S. federal income tax purposes, no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described herein. Accordingly, you are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of an investment in the PLUS (including alternative characterizations of the PLUS) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the characterization and treatment of the PLUS described above.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

• a citizen or resident of the United States;

• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

      The term U.S. Holder also includes certain former citizens and residents of the United States.

Tax Treatment of the PLUS

Assuming the characterization of the PLUS as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity. A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the PLUS should equal the amount paid by the U.S. Holder to acquire the PLUS.

Sale, Exchange or Settlement of the PLUS. Upon a sale or exchange of the PLUS, or upon settlement of the PLUS at maturity, a U.S. Holder should generally recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the PLUS sold, exchanged, or settled. Any capital gain or loss recognized upon sale, exchange or settlement of a PLUS should be long-term capital gain or loss if the U.S. Holder has held the PLUS for more than one year at such time.

Possible Alternative Tax Treatments of an Investment in the PLUS

Due to the absence of authorities that directly address the proper characterization of the PLUS, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and treatment described above. In particular, the IRS could seek to analyze the U.S. federal income tax consequences of owning a PLUS under Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).

If the IRS were successful in asserting that the Contingent Debt Regulations applied to the PLUS, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of their issuance. Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale or other disposition of the PLUS would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount, and as capital loss thereafter.

Even if the Contingent Debt Regulations do not apply to the PLUS, other alternative federal income tax characterizations or treatments of the PLUS are also possible, which if applied could also affect the timing and character of the income or loss with respect to the PLUS. It is possible, for example, that a PLUS could be treated as a unit consisting of a loan and a forward contract, in which case a U.S. Holder would be required to accrue original issue discount as income on a current basis. Accordingly, prospective investors are urged to consult their own tax advisors regarding all aspects of the U.S. federal income tax consequences of an investment in the PLUS.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS. In addition, information returns will be filed with the IRS in connection with payments on the PLUS and the proceeds from a sale or other disposition of the PLUS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section only applies to you if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a PLUS that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;

• a foreign corporation; or

• a foreign trust or estate.

“Non-U.S. Holder” does not include a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes. Such holder is urged to consult his or her own tax advisors regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a PLUS.

Tax Treatment upon Sale, Exchange or Settlement of a PLUS

In general. Assuming the characterization of the PLUS as set forth above is respected, a Non-U.S. Holder of the PLUS will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a PLUS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the PLUS would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

• the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

• the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement. The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a PLUS (or a financial institution holding the PLUS on behalf of the beneficial owner) furnishes to us an IRS Form W- 8BEN, in which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the PLUS are likely to be treated as U.S. situs property subject to U.S. federal estate tax. Prospective investors that are non-U.S. individuals, or are entities of the type described above, are urged to consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the PLUS.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the PLUS at maturity as well as in connection with the proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described above under “—Tax Treatment upon Sale, Exchange or Settlement of a PLUS — Certification Requirement” will satisfy the certification requirements necessary to avoid the backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.